UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of May 2007

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 29, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: May 29, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated May 29, 2007

Exhibit 1

Elbit  Systems awarded contracts to supply Elop’s
lightweight Thermal Imagers to the Canadian and Israeli
Armed Forces as well as other customers worldwide, at
a total value of approximately $50 million

Haifa, Israel, May 29, 2007 – Elbit Systems Ltd. (NASDAQ:ESLT) announced that its subsidiary Elbit Systems Electro-Optics Elop Ltd. (“Elop”) has been awarded several contracts valued at a total of approximately $50 million to supply hand-held Thermal Imaging systems to the Canadian and Israeli armed forces as well as for additional customers worldwide.

“Elop’s advanced hand-held Thermal Imaging systems are part of the CORAL family of products. They combine advanced capabilities and high performance with compactness and low energy consumption, providing a considerable advantage to infantry forces,” said Elop’s General Manager, Haim Rousso. “These orders, that follow other recent contract awards around the globe, further establish our position as a market leader in advanced Thermal Imaging systems optimized for the modern battlefield.”

The hand-held night vision Thermal Imaging system is lightweight (less than 2.5 kg) and is carried by an infantry soldier on a neck-strap. The system enables the user to view targets at night at tactical ranges, from either fixed positions or while in motion.

About Elbit Systems Electro-Optics Elop Ltd.

Elbit Systems Electro-Optics Elop Ltd. (Elop) is a globally recognized multidisciplinary electro-optics systems house – incorporating the full range of related technology and facilities under one roof. Elop entered the field of Thermal Imaging systems in the 1970s and has produced and supplied thousands of Thermal Imaging systems to the most demanding military organizations and defense industries worldwide, employing the latest thermal imaging technologies for use in almost all known military night vision applications.

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts:
Company Contact:	IR Contact:
Joseph Gaspar, Corporate VP & CFO Dalia Rosen, Director of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944 E-mail: gspr@elbit.co.il daliarosen@elbit.co.il	Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-866-704-6710 Fax: + 972 - 3 - 607 - 4711 E-mail: info@gkir.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.